SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Nick, Barbara Anne (Last) (First) (Middle) 700 North Adams Street P. O. Box 19001 (Street) Green Bay, WI 54307-9001 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol WPS Resources Corporation WPS 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) November 20, 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Assistant Vice President - Corporate Services
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	11/20/2002	A |	0.4020 | A | $37.3250	100.9636	I	By Stock Investment Plan
Common Stock				30.0000	I	By Custodian For Daughter
Common Stock				33.2201	I	By Custodian For Daughter by SIP
Common Stock				5.1453	I	By Custodian For Niece by SIP
Common Stock				15.0000	I	By Custodian For Son
Common Stock				16.6100	I	By Custodian For Son by SIP
Common Stock				1,096.3800	I	By ESOP
Common Stock				2,641.3800	I	By Spouse by ESOP
Common Stock				4.4089	I	By Spouse by Stock Investment Plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Nick, Barbara Anne - November 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (Right to buy)	$34.0900				12/13/2002 (1) | 12/13/2011	Common Stock - 3,873.0000		3,873.0000	D
Performance Rights	1-for-1				Varies (2) | Varies (2)	Common Stock - 569.0000		569.0000	D
Phantom Stock Unit	1-for-1				Varies (3) | Varies (3)	Common Stock - 674.4944		674.4944	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 11-22-2002 ** Signature of Reporting Person Date Barth J. Wolf (See POA filed August 2002) Barbara Anne Nick Page 2 SEC 1474 (3-99)